Exhibit 11.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Offering Circular constituting a part of this Offering Statement on Form 1-A, as it may be amended, of our report dated April 29, 2024 relating to the consolidated and consolidating financial statements of Arrived STR 2, LLC, which comprise the consolidated and consolidating balance sheet as of December 31, 2023 and the related consolidated and consolidating statements of comprehensive loss, changes in members’ equity (deficit), and cash flows for the period January 12, 2023 (date of inception) through December 31, 2023, and the related notes to the consolidated and consolidating financial statements.

/s/ Morison Cogen LLP

Blue Bell, Pennsylvania
October 9, 2024